UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM 8-K

 CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2023(August 4, 2023)

PDC Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37419	95-2636730
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

1099 18th Street, Suite 1500

Denver, Colorado 80202

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (303) 860-5800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	PDCE	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On August 4, 2023, PDC Energy, Inc. (the “Company”) held a virtual special meeting of the Company’s stockholders (the “Special Meeting”). At the Special Meeting, the Company’s stockholders voted on and approved proposals to (i) adopt the Agreement and Plan of Merger, dated as of May 21, 2023 (the “Merger Agreement”), by and among Chevron Corporation (“Chevron”), Bronco Merger Sub Inc., a direct, wholly-owned subsidiary of Chevron, and the Company (the “Merger Proposal”) and (ii) approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise relates to the merger (the “Merger-Related Compensation Proposal”). Prior to the Special Meeting, the Company delivered a definitive proxy statement/prospectus (the “Proxy Statement”) to its stockholders describing the Special Meeting, the Merger Proposal, the Merger-Related Compensation Proposal, the Merger Agreement and related information. The Proxy Statement also contained a proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there were not sufficient votes to adopt the Merger Agreement (the “Adjournment Proposal,” together with the Merger Proposal and Merger-Related Compensation Proposal collectively the “Proposals”). The Proxy Statement was filed with the U.S. Securities and Exchange Commission on July 7, 2023.

At the Special Meeting, the Merger Proposal was approved by the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote on the proposal. The Merger-Related Compensation Proposal was approved, on an advisory basis, by the affirmative vote of the holders of a majority of the shares of the Company’s common stock present in person or represented by proxy at the Special Meeting and entitled to vote on the proposal. The Adjournment Proposal was approved by the affirmative vote of the holders of a majority of the shares of the Company’s common stock present in person or represented by proxy at the Special Meeting and entitled to vote on the proposal.

There were 86,999,199 shares of the Company’s common stock, par value $0.01 per share, (“Company Common Stock”), outstanding and entitled to vote on the record date for the Special Meeting. A total of 70,939,626 shares of Company Common Stock were represented by attendance or proxy at the Special Meeting, which constituted a quorum to conduct business at the Special Meeting. Virtual attendance at the Special Meeting constituted presence in person for purposes of satisfying the quorum and vote requirements. The Company’s stockholders were asked to consider and act upon each of the Proposals. On August 4, 2023, the independent inspector of elections for the Special Meeting, American Election Services, LLC (“AES”), delivered its final certified voting results for each of the Proposals that were submitted to a vote at the Special Meeting. The final results of the stockholder vote on each of the Proposals, as certified by AES, were as follows:

PROPOSAL #1 — Merger Proposal: The number of shares voted for or against, as well as abstentions and broker non-votes, if applicable, with respect to the Merger Proposal presented at the Special Meeting was:

For:	70,590,859
Against:	153,408
Abstain:	195,359
Broker Non-Votes:	N/A

PROPOSAL #2 — Merger-Related Compensation Proposal: The number of shares voted for or against, as well as abstentions and broker non-votes, if applicable, with respect to the Merger-Related Compensation Proposal presented at the Special Meeting was:

For:	67,119,015
Against:	3,559,925
Abstain:	260,686
Broker Non-Votes:	N/A

PROPOSAL #3 — Adjournment Proposal: The number of shares voted for or against, as well as abstentions and broker non-votes, if applicable, with respect to the Adjournment Proposal presented at the Special Meeting was:

For:	64,943,308
Against:	5,694,606
Abstain:	301,712
Broker Non-Votes:	N/A

Because there were sufficient proxies to approve the Merger Proposal, no proposal to adjourn the Special Meeting was made.

Item 8.01	Other Events.

Based on the results of the Special Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the closing date of the transaction contemplated by the Merger Agreement is anticipated to be next week.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. The Form S-4 was declared effective on July 7, 2023, and the definitive proxy statement/prospectus was mailed to stockholders of PDC on the same date. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron are available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC are available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 4, 2023	PDC ENERGY, INC.

	By:	/s/ Nicole Martinet
	Name:	Nicole Martinet
	Title:	General Counsel, Senior Vice President and Corporate Secretary